AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane, 6th Floor
New York, New York 10038

November 8, 2006

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. Jeffery Riedler
           Assistant Director

   Re: Form S-1 For Amtrust Financial Services, Inc. (File No. 333- 134960)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to November 9, 2006, at 4:30 p.m., New York time, or as soon as practicable thereafter. Please notify our attorney, Joseph Walsh, Esq., by phone at (212) 704-6030 or by fax at (212) 704-5919 of the date and time that the registration statement has been declared effective.

Very truly yours,

AMTRUST FINANCIAL SERVICES, INC.

By: /s/ Ronald E. Pipoly, Jr.
Name: Ronald E. Pipoly, Jr.
Title: Chief Financial Officer